Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Interim Statements of Financial Position	F-2

Consolidated Interim Statements of Profit or Loss	F-3

Consolidated Interim Statements of Changes in Equity	F-4 - F-5

Consolidated Interim Statements of Cash Flows	F-6 - F-7

Notes to Consolidated Interim Financial Statements	F-8 - F-19

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	$9,484	$20,772
Short-term bank deposits	11,424	10,291
Trade receivables	376	357
Other receivables and prepaid expenses	3,696	2,973
Inventories	794	76

	25,774	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables	30	28
Investment accounted for using the equity method	100	-
Right-of-use-assets	729	980
Property, plant and equipment, net	1,650	2,455
Intangible assets, net	12,685	13,169

	15,194	16,632

	$40,968	$51,101
CURRENT LIABILITIES:
Trade payables	$957	$1,785
Employees and payroll accruals	2,333	2,537
Lease liability	558	853
Liabilities in respect of government grants	681	388
Deferred revenues and other advances	548	362
Convertible SAFE	10,392	-
Other payables	816	1,019

	16,285	6,944
LONG-TERM LIABILITIES:
Lease liability	252	285
Liabilities in respect of government grants	4,247	4,426
Deferred revenues and other advances	244	393
Convertible SAFE	-	10,368

	4,743	15,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding – 5,096,760 shares as of June 30, 2024 and 5,079,313 (*) shares as of December 31, 2023	287	286
Share premium and other capital reserve	269,648	269,353
Accumulated deficit	(266,868)	(257,586)

Equity attributable to equity holders of the Company	3,067	12,053

Non-controlling interests	16,873	16,632

Total equity	19,940	28,685

	$40,968	$51,101

(*) Shares and per shares amounts have been retroactively adjusted to reflect the reverse stock split. See Note 9a.

The accompanying notes are an integral part of the consolidated interim financial statements.

Consolidated Interim Statements of Profit or Loss

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
	Unaudited

Revenues	$5,104	$1,295
Cost of revenues	847	783

Gross profit	4,257	512

Operating expenses:

Research and development, net	8,817	10,169
Sales and marketing	1,920	1,728
General and administrative	3,184	3,312
Other expenses	524	-

Total operating expenses, net	14,445	15,209

Operating loss	(10,188)	(14,697)

Financing income	667	699
Financing expenses	(288)	(785)
Financing income (expenses), net	379	(86)

Share of loss of an associate	(20)	-

Loss before taxes on income	(9,829)	(14,783)
Taxes on income (tax benefit)	1	(24)

Loss	$(9,830)	$(14,759)

Attributable to:
Equity holders of the Company	$(9,282)	$(13,294)
Non-controlling interests	(548)	(1,465)

	$(9,830)	$(14,759)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	$(1.82)	$(3.18)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (*)	5,087,029	4,177,554

(*) Shares and per share amounts have been retroactively adjusted to reflect the reverse stock split. See Note 9a.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2024	$286	$269,353	$(257,586)	$12,053	$16,632	$28,685

Loss	-	-	(9,282)	(9,282)	(548)	(9,830)

Issuance of ordinary shares, net of issuance expenses	1	85	-	86	-	86

Forfeiture of non-controlling interests regarding share-based compensation	-	22	-	22	(22)	-

Restricted stock units (“RSUs”) vested	*)	*)	-	*)	-	*)

Share-based compensation and RSUs	-	188	-	188	811	999

Balance as of June 30, 2024	$287	$269,648	$(266,868)	$3,067	$16,873	$19,940

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2023	$235	$261,402	$(233,707)	$27,930	$6,860	$34,790

Loss	-	-	(13,294)	(13,294)	(1,465)	(14,759)

Issuance of ordinary shares, net of issuance expenses	2	334	-	336	-	336

Forfeiture of non-controlling interests regarding share-based compensation	-	69	-	69	(69)	-

Issuance of a subsidiary ordinary shares to the Company	-	(809)	-	(809)	809	-

Issuance of a subsidiary preferred shares to non-controlling interests	-	(238)	-	(238)	9,761	9,523

Restricted stock units (“RSUs”) vested	*)	*)	-	*)	-	*)

Share-based compensation and RSUs	-	294	-	294	925	1,219

Balance as of June 30, 2023	$237	$261,052	$(247,001)	$14,288	$16,821	$31,109

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities

Loss	$(9,830)	$(14,759)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	800	807
Amortization of intangible assets	484	481
Share-based compensation	999	1,219
Revaluation of convertible SAFE	24	220
Net financing expenses (income)	(222)	6
Loss (gain) from sale of property, plant and equipment	524	(26)
Share of loss of an associate	20	-
Taxes on income (tax benefit)	1	(24)

	2,630	2,683
Changes in asset and liability items:

Decrease (increase) in trade receivables	(19)	170
Decrease (increase) in other receivables	(725)	84
Decrease (increase) in inventories	(718)	317
Increase (decrease) in trade payables	(762)	26
Increase (decrease) in employees and payroll accruals	(204)	172
Decrease in other payables	(214)	(162)
Decrease in deferred revenues and other advances	(84)	(73)

	(2,726)	534

Cash received (paid) during the period for:

Interest received	402	283
Interest paid	(41)	(66)
Taxes paid	-	(10)

Net cash used in operating activities	$(9,565)	$(11,335)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(172)	(483)
Proceeds from sale of marketable securities	-	6,924
Purchase of marketable securities	-	(503)
Proceeds from sale of property, plant and equipment	10	26
Investment in short term bank deposits, net	(990)	(13,560)

Net cash used in investing activities	$(1,152)	$(7,596)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	-	9,523
Proceeds from issuance of ordinary shares, net of issuance expenses	86	336
Repayment of lease liability	(462)	(413)
Proceeds from government and other grants	-	1,089
Repayment of government grants	(142)	(35)

Net cash provided by (used in) financing activities	(518)	10,500

Exchange rate differences - cash and cash equivalent balances	(53)	(316)

Decrease in cash and cash equivalents	(11,288)	(8,747)

Cash and cash equivalents, beginning of the period	20,772	28,980

Cash and cash equivalents, end of the period	$9,484	$20,233

Significant non-cash activities
Acquisition of property, plant and equipment, net	$15	$90

Investment in affiliated Company with corresponding deferred revenues	$120	$-

Increase of right-of-use asset recognized with corresponding lease liability	$184	$135

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -    GENERAL

a.
Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica Ltd., ag-biologicals by Lavie Bio Ltd., ag-chemicals by AgPlenus Ltd. and castor varieties, for the biofuel and other industries, by Casterra Ag Ltd.

On April 2, 2024, the Company and The Kitchen FoodTech Hub (TKH), the foodtech incubator and investment arm of Strauss Group, jointly announced the establishment of Finally Foods Ltd., an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins. Finally Foods will leverage the Company’s AI technology to modify plants for efficient protein production. Evogene holds approximately 40% of the share capital of Finally Foods, on a fully diluted basis and accounts for this investment using the equity method.

The Company has a history of losses and incurred operating losses of $10,188 and $14,697 during the six month periods ended June 30, 2024 and 2023, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry and by the operation of castor seeds.

The Company's management and board of directors are of the opinion that the Company’s current financial resources and the expected resources from the castor operation will be sufficient to continue the development of the Company's operation in the foreseeable future.

b.	The Company principally derives its revenues from collaboration arrangements and castor operation. For revenues from major customers see Note 8d.

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focused on the development of improved castor bean seeds for industrial uses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -    GENERAL (Cont.)

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. (“Biomica”) was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States, and Lavie Bio Tech Inc. Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission of developing next-generation medical cannabis products. During 2024, Canonic Ltd. ceased its operations.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean.

In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity).

On December 21, 2022, Biomica, signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 was to be invested by Evogene in Biomica’s preferred shares. As a result, Evogene recorded a negative capital reserve and an increase of non-controlling interest in the amounts of $238 and $9,761, respectively. In addition, certain convertible loans in total amount of $10,000 were converted by Evogene to Biomica’s ordinary shares. As a result, Evogene recorded an adjustment to capital reserve and non-controlling interest in amount of $809. Following the closing of the transaction on April 25, 2023, Evogene was diluted to approximately 67% of the share capital of Biomica, on a fully diluted basis, while SHC held approximately 20%, on a fully diluted basis.

In June 2023, Casterra Ag Ltd. signed a framework agreement with a leading oil and gas energy company for the sale of castor varieties at a commercial scale for biofuel production (the “agreement”). Under the framework of the agreement, during June 2023, Casterra Ag Ltd. received an order totalling $9,100. In addition, during June 2023 Casterra Ag Ltd. received an additional order totalling approximately $2,200 to supply castor seeds. On June 25, 2024, Casterra Ag Ltd. received an additional purchase order totaling approximately $440 to supply castor seeds to a new African country in 2024.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -    GENERAL (Cont.)

e.
In January 2021, the Company entered into a Controlled Equity Offering Sales Agreement, pursuant to which the Company issued 380,359 ordinary shares during January and February 2021, in an at-the-market (“ATM”) offering, with a weighted average selling price of $73.6 per share, resulting in gross proceeds of approximately $28,000.

On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000 (subsequently reduced to approximately $19,500), pursuant to which the Company issued 72,683 ordinary shares from April through September 2021, in an ATM offering, with a weighted average selling price of $36.4 per share, resulting in gross proceeds of approximately $2,600. During December 2022, 2,851 ordinary shares were issued through the ATM offering, with a weighted selling price of $7.7 per share, resulting in gross proceeds of approximately $22. During 2023, 72,022 ordinary shares were issued through the ATM offering, with a weighted selling price of $9.6 per share, resulting in gross proceeds of approximately $695. During January 2024, 320 ordinary shares were issued through the ATM offering, with a selling price of $10 per share, resulting in gross proceeds of approximately $3.

All shares and weighted average selling price amounts mentioned above have been retroactively adjusted to reflect the reverse share split. See also Note 9a.

f.
On July 17, 2023, the Company entered into securities purchase agreements with certain institutional investors for the sale of 850,000 ordinary shares in a registered direct offering at a purchase price of $10.0 per ordinary share (the “offering”). The gross proceeds from the offering amounted to approximately $8,500, before deducting placement agent fees and other offering expenses. Shares and purchase price amounts mentioned above have been retroactively adjusted to reflect the reverse share split. See also Note 9a.

g.
On March 1, 2024, the Company filed a shelf registration statement on Form F-3 with the SEC under which the Company may offer and sell from time to time in one or more offerings, the Company’s ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million.

h.
On March 28 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering price of up to $7,300. On August 26, 2024 the aggregate offering price was reduced to up to US$4,500. During May 2024, the Company issued 10,000 ordinary shares pursuant to the Sales Agreement, with a selling price of $8.5 per share, resulting in gross proceeds of approximately $85.

i.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture – Evogene Ltd.’s collaborations, Lavie Bio Ltd. and Ag Plenus Ltd.; (2) Human – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (See also Note 8).

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -    SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024.

The accompanying consolidated balance sheet as of June 30, 2024, the consolidated statements of profit or loss, the consolidated statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2024 and December 31, 2023, as well as its results of operations and cash flows for the six months ended June 30, 2024 and 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2023 annual consolidated financial statements.

IFRS 18, Presentation and disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (“IFRS”) 18, Presentation and disclosure in Financial Statements, which replaces International Accounting Standard (“IAS”)1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: -     REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The following table disaggregates Company’s revenues by timing of revenue recognition:

	Six months ended June 30,
	2024	2023
	Unaudited

Revenue recognized at a point in time	$3,849	$496
Revenue recognized over time	1,255	799

	$5,104	$1,295

NOTE 4: -     OTHER RECEIVABLES AND PREPAID EXPENSES

	June 30, 2024	December 31, 2023

Government authorities	$236	$226
Grant receivables	-	88
Prepaid expenses	851	909
Suppliers advances (*)	2,294	1,617
Other	315	133

	$3,696	$2,973

(*) As of June 30, 2024, and December 31, 2023, the balance reflects the estimated realization of the suppliers advances of $2,294 and $1,524, respectively, pertaining to the expected value of services from castor seed growing service providers for Casterra Ag Ltd. The estimation of potentially non-recoverable advances takes into account factors such as the supplier’s geographic location, the age of the advance balance, the supplier’s financial condition, and the Company’s past experience with suppliers in similar areas.

NOTE 5: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2024	December 31, 2023
	Unaudited	Audited

Balance at January 1,	$4,814	$4,744
Grants received or to be received	74	66
Royalties paid	(142)	(73)
Amounts recorded in profit or loss	182	77

	$4,928	$4,814

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3%-4% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of June 30, 2024, the Company had received accumulative grants amounting to $9,223 (including accrued interest), of which $3,741 were repaid to date.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -       FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term investments, other receivables, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received, which approximates the fair value at the respective balance sheet date.

The fair value of lease liability is measured using a discount rate that reflects the IBR of interest at the date of the contract.

The fair value measurement of the SAFE agreement is based on the weighted average value of various scenarios regarding Lavie Bio Ltd.’s estimated enterprise value at the valuation date. The fair value of the ordinary shares of Lavie Bio Ltd. is measured using the income approach, whereby the expected cash flows generated by Lavie Bio Ltd. are discounted to their present value equivalent using a rate of return that reflects its relative risk, as well as the time value of the money, and is considered to be Level 3 fair value hierarchy.

NOTE 7: -     SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2024	2023
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$188	$294
Share-based compensation - Attributable to non-controlling interests	811	925

	$999	$1,219

Evogene maintains two share option and equity incentive plans: the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares which generally expire 10 years from the grant date.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION (Cont.)

b.	Evogene share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2024 and 2023, the board of directors of Evogene approved to grant to its employees, directors and consultants an aggregate of 13,300 and 47,100 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $41 and $153, respectively.

c.	Evogene share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and changes to the number of outstanding options held by employees, consultants and directors of Evogene under the applicable plans, as of June 30, 2024 and June 30, 2023 and over the course of the periods then ended:

	2024 (*)		2023 (*)
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	397,452	28.8	403,602	41.7
Granted	13,300	7.0	47,100	7.1
Exercised	-	-	-	-
Forfeited/Expired	(2,938)	121.1	(36,211)	42.4

Outstanding on June 30,	407,814	26.5	414,491	35.7

Exercisable at June 30,	314,648	30.7	275,770	46.8

(*) Number of options and weighted average exercise prices have been retroactively adjusted to reflect the reverse stock split. See Note 9a.

d.	Evogene RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During the six months ended June 30, 2024 and 2023, the board of directors of the Company approved to grant to the Company's employees an aggregate of 1,300 and 33,260 RSUs, respectively. The fair value of the RSUs granted during the six months ended June 30, 2024 and 2023, was approximately $13 and $249, respectively, determined at their grant date according to Evogene’s share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION (Cont.)

The following table summarizes the number of RSUs, the weighted average grant date fair value and the changes to the number of outstanding RSUs held by employees, consultants and directors of Evogene under the 2021 Plan as of June 30, 2024 and June 30, 2023 and during the periods then ended:

	2024 (*)		2023 (*)
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1,	41,420	12.4	19,658	25.5
Granted	1,300	9.7	33,260	7.5
Vested	(7,127)	14.8	(3,153)	26.1
Forfeited/Expired	(112)	7.5	(1,200)	30.4

Outstanding on June 30,	35,481	11.8	48,565	13.0

(*) Number of RSUs and weighted average grant date fair value have been retroactively adjusted to reflect the reverse share split. See Note 9a.

e.
Evogene’s subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2024 and 2023, Evogene’s subsidiaries approved to grant their employees, directors and consultants 138,500 and 546,839 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $974 and $1,601, respectively. The fair value was estimated using the binomial model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes to the number of outstanding options held by employees, consultants and directors of Evogene’s subsidiaries under the subsidiary option plans as of June 30, 2024 and June 30, 2023 and during the periods then ended:

	2024		2023
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	2,531,134	1.63	2,273,489	1.72
Granted	138,500	1.46	546,839	1.87
Exercised	(5,000)	0.19	-	-
Forfeited/Expired	(748,576)	0.21	(473,932)	3.15

Outstanding on June 30,	1,916,058	2.17	2,346,396	1.46

Exercisable at June 30,	1,037,638	2.01	1,390,561	0.94

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION (Cont.)

f.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2024	2023
	Unaudited

Cost of revenues	$15	$-
Research and development, net	232	469
Sales and marketing	345	297
General and administrative	407	453

	$999	$1,219

NOTE 8: -    OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, and two of Evogene’s subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: -     OPERATING SEGMENTS (Cont.)

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2024

Revenues	$4,648	$196	$77	$183	$5,104

Operating loss	$(3,104)	$(1,225)	$(4,000)	$(1,859)	$(10,188)

Net financing income					$379

Share of loss of an associate					$(20)

Loss before taxes on income					$(9,829)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2023

Revenues	$819	$28	$300	$148	$1,295

Operating loss	$(5,751)	$(156)	$(4,795)	$(3,995)	$(14,697)

Net financing expenses					$(86)

Loss before taxes on income					$(14,783)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: -    OPERATING SEGMENTS (Cont.)

d.	Major customers:

Detailed below are revenues from major customers each of which accounts for 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Six months ended June 30,
	2024	2023
	Unaudited

Customer A (shareholder of a subsidiary)	58%	49%
Customer B	-	22%
Customer C	-	12%
Customer D	26%	-

e.	Major contracts with customers:

During the six months ended June 30, 2023, the Company did not enter into any collaboration agreements which amount to 10% or more of its total revenues for the period ended June 30, 2023. During the second half of 2023 and during the six months ended June 30, 2024, the Company entered into several collaboration agreements which amount to 10% or more of its total revenues for the six months ended June 30, 2024:

(i)
During July 2023, Lavie Bio Ltd. entered into a licensing agreement with Corteva, conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312. Lavie Bio Ltd. received an initial payment of $5,000, in two installments, a first payment of $2,500 was received during September 2023. In March 2024, Lavie Bio Ltd. received the second payment of $2,500. In addition, Lavie Bio Ltd. will also be eligible for additional future milestone payments and royalties from Corteva's sales of the products.

(ii)
On February 16, 2024, AgPlenus Ltd. entered into a Licensing and Collaboration Agreement (“the Agreement”) with Bayer AG (“Bayer”) for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. According to the Agreement AgPlenus will be entitled to receive a license payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the Agreement.

f.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2024	2023
	Unaudited

United States	64%	62%
Europe	27%	-
Israel	6%	36%
Africa	3%	2%

	100%	100%

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: -    OPERATING SEGMENTS (Cont.)

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in Evogene’s country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2024	December 31, 2023
	Unaudited	Audited

United States	85%	80%
Israel	15%	20%

	100%	100%

NOTE 9: -    SUBSEQUENT EVENTS

a.
On July 23, 2024 Evogene announced a reverse share split of its issued and outstanding Ordinary Shares, at a ratio of 1-for-10, which was implemented after market close on July 24, 2024. Evogene’s Ordinary Shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the market open on July 25, 2024, and on the Tel Aviv Stock Exchange at the market open on July 28, 2024. The reverse share split was approved by Evogene’s shareholders at the Company’s Annual Meeting of Shareholders held on June 13, 2024, to be effected at the board of directors’ discretion within approved parameters. In addition, proportionate adjustments were made to the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase Ordinary Shares (with a reciprocal increase in the per share exercise price) and to the number of Ordinary Shares underlying outstanding Restricted Share Units (RSUs).

b.
On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor, or the Investor, pursuant to which, on August 26, 2024 Evogene issued and sold to such investor in a registered direct offering, or the Offering, (i) 265,000 Ordinary Shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 Ordinary Shares. The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement, the Company also issued to the Investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares. Each ordinary share (or ordinary share equivalent in lieu thereof) was sold with one Series A ordinary warrant to purchase one ordinary share and one Series B ordinary warrant to purchase one ordinary share at a combined purchase price of US$3.25. The Series A ordinary warrants have an exercise price of US$3.55 per share, immediately exercisable upon issuance and will expire five years from issuance. The Series B ordinary warrants have an exercise price of US$3.55 per share, immediately exercisable upon issuance and will expire eighteen months from issuance. The gross proceeds from the Offering were approximately US$5.5 million before deducting placement agent fees and other offering expenses.